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                                                                 EXHIBIT (O)(I)
                        ENTERPRISE GROUP OF FUNDS, INC.
                          PLAN PURSUANT TO RULE 18F-3

         Each series of the Enterprise Group of Funds, Inc. (each a "Fund") operating pursuant to this Plan offers Class A, Class B, Class C and Class Y shares as follows:

Class A Shares
         Class A shares bear the expenses of the ongoing Rule 12b-1 fees applicable to that class. Specific shareholders within Class A may be subject to an initial sales charge as set forth in the Funds' current prospectus and statement of additional information (together, the "Prospectus").

Class B Shares
         Class B shares bear the expenses of the ongoing Rule 12b-1 fees applicable to that class. Specific shareholders within Class B shares may be subject to a contingent deferred sales charge as set forth in the Funds' Prospectus.

Class C Shares
         Class C shares bear the expenses of the ongoing Rule 12b-1 fees applicable to that class. Specific shareholders within Class C shares may be subject to a contingent deferred sales charge as set forth in the Funds' Prospectus.

Class Y Shares
         Class Y shares are not subject to any initial sales charge, contingent deferred sales charge or Rule 12b-1 fee.

Transfer Agency Expenses
         Each class shall bear any transfer agency expenses attributable to a particular class.

Income and Expense Allocations
         Income, any realized gains and losses, unrealized appreciation and depreciation, and expenses not allocated to a particular class will be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.

Dividends
         Dividends paid by each Fund with respect to each class, to the extent any dividends are paid, will be calculated in the same manner, at the same time, on the same day and will be in the same amount, except that costs and distribution fees associated with any Rule 12b-1 Plan or Shareholder services plan and other appropriate expenses relating to a particular class will be borne exclusively by such class.


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Conversion Features
         Class B shares convert to Class A shares approximately 8 years after purchase, as set forth in the Funds' Prospectus.

Exchange Privileges
         Holders of Class A, Class B, Class C and Class Y shares shall have such exchange privileges as set forth in the Funds' Prospectuses.

Voting Rights
         Each class has exclusive voting rights on any matter submitted to shareholders that relates solely to its ongoing distribution fees of the class. Each class shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

Other Rights and Obligations
         Except as otherwise described above, in all respects, each class shall have the same rights and obligations as each other class.